Filed by Urgent.ly Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company: Otonomo Technologies Ltd.

Commission File No.: 001-40744

Date: September 19, 2023

FROM: Matt Booth

TO: urgentlyemployees@geturgently.com

SUBJECT: Merger Update

Team,

I am excited to announce that Otonomo Technologies’ shareholders have voted to approve the merger with Urgently. The transaction is still on track to close in approximately 30 days and subject to the satisfaction of customary closing conditions. Upon closing of the transaction, Urgently expects its shares of common stock will be listed on Nasdaq under the ticker symbol “ULY”.

As mentioned earlier this year, this next phase of our journey will create many opportunities to grow into new areas, including electric vehicle connectivity and services, crash detection, improved First Notice of Loss, and usage-based insurance for fleets.

Given the increased scrutiny placed on public companies, we will continue to communicate diligently as we all begin to understand what it means to be a public company.

What Happens Next

Following the completion of this merger, Urgently will become a publicly traded company, allowing us to build on our position as a leader in connected roadside assistance services. This is an exciting milestone for us, and we could not have reached this stage without each of you.

It is extremely important that you not discuss this transition publicly and remain focused on delivering great service to our Customer Partners and Consumers during this time. Please refer to the employee FAQs for guidance on your role in maintaining confidentiality as we move through the remaining steps of the merger process.

If you have any additional questions about this process, please feel free to reach out through our anonymous questions link. Or, if you are directly contacted by the media, analysts or investors, please reach out to our media relations team at media@geturgently.com.

Sincerely,

Matt Booth

Chief Executive Officer

Urgently